

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

<u>Via E-mail</u>
LVB Acquisition, Inc.
c/o Jody S. Gale
Vice President & Associate General Counsel
Biomet, Inc.
56 East Bell Drive
PO Box 587
Warsaw, Indiana 46581

> **Re: LVB Acquisition, Inc.**
> **Registration Statement on Form 10**
> **Filed September 28, 2011**
> **File No. 000-54505**
> **Biomet, Inc.**
> **Annual Report on Form 10-K**
> **Filed August 12, 2011**
> **File No. 001-15601**

Dear Mr. Gale:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc(by E-mail): James Small, Esq.
              Clearly Gottlieb Steen & Hamilton LLP